UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 3)

SOLENO THERAPEUTICS, INC.

(Name of Subject Company)

SIGMA MERGER SUB, INC.

(Offeror)

NEUROCRINE BIOSCIENCES, INC.

(Parent of Offeror)

(Names of Filing Persons)

Common stock, par value $0.001 per share

(Title of Class of Securities)

834203309

(CUSIP Number of Class of Securities)

Kyle W. Gano, Ph.D.

Chief Executive Officer

Neurocrine Biosciences, Inc.

6027 Edgewood Bend Court

San Diego, California 92130

(858) 617-7600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

Darin M. Lippoldt Chief Legal Officer Neurocrine Biosciences, Inc. 6027 Edgewood Bend Court San Diego, California 92130 (858) 617-7600	Jamie Leigh Kevin Cooper Carlos Ramirez Cooley LLP 3 Embarcadero Center, 20th Floor San Francisco, California 94111 (415) 693-2000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 3 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by Sigma Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a direct wholly owned subsidiary of Neurocrine Biosciences, Inc., a Delaware corporation (“Neurocrine”), and Neurocrine with the U.S. Securities and Exchange Commission on April 20, 2026 (together with any subsequent amendments and supplements thereto, the “Schedule TO”). The Schedule TO relates to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Soleno Therapeutics, Inc., a Delaware corporation (“Soleno”), in exchange for $53.00 per Share, payable in cash without interest and subject to reduction for any applicable withholding taxes, upon the terms and conditions set forth in the offer to purchase, dated April 20, 2026 (the “Offer to Purchase”), filed as Exhibit (a)(1)(A) to the Schedule TO, and in the related letter of transmittal (the “Letter of Transmittal”), filed as Exhibit (a)(1)(B) to the Schedule TO, which, as each may be amended or supplemented from time to time, collectively constitute the “Offer.”

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Offer to Purchase.

Items 1 through 9, and Item 11.

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

The following is hereby added as a new section at the end of the Offer to Purchase:

“20. Expiration of the Offer

The Offer and related withdrawal rights expired as scheduled one minute following 11:59 p.m. Eastern Time on May 15, 2026 (the “Expiration Time”) and was not extended. The Depositary has advised Purchaser that, as of the Expiration Time, 46,356,114 Shares, representing approximately 88.9% of the issued and outstanding Shares as of the Expiration Time, had been validly tendered and not validly withdrawn pursuant to the Offer. As of the Expiration Time, the number of Shares validly tendered and not validly withdrawn pursuant to the Offer satisfied the Minimum Condition.

All conditions to the Offer having been satisfied or waived, on May 17, 2026, Purchaser irrevocably accepted for payment all Shares validly tendered and not validly withdrawn prior to the Expiration Time, and payment of the Offer Price for such Shares will be made promptly in accordance with the terms of the Offer and the Merger Agreement.

Following acceptance for payment of the Shares, Neurocrine and Purchaser owned a sufficient number of Shares to effect the Merger under Section 251(h) of the DGCL, without a vote of Soleno’s stockholders. Purchaser was merged with and into Soleno, and Soleno continued as the surviving corporation and as a direct wholly owned subsidiary of Neurocrine.

At the Effective Time, each Share issued and outstanding immediately prior to the Effective Time (other than (i) Shares owned immediately prior to the Effective Time by Soleno (including those held in Soleno’s treasury), (ii) Shares owned both as of the commencement date of the Offer and immediately prior to the Effective Time by Neurocrine, Purchaser, or any other direct or indirect wholly owned subsidiary of Neurocrine, (iii) Shares irrevocably accepted by Purchaser for purchase pursuant to the Offer and (iv) Shares held by stockholders who have properly exercised and perfected their demands for appraisal of such Shares in accordance with the DGCL and have neither withdrawn nor lost such rights prior to the Effective Time) was canceled and ceased to exist and was converted into the right to receive the Offer Price, without interest and subject to any required withholding of taxes.

The Shares will no longer be listed on Nasdaq and Neurocrine and Purchaser intend to take steps to cause the termination of the registration of the Shares under the Exchange Act and suspend all of Soleno’s reporting obligations under the Exchange Act as promptly as practicable.

On May 18, 2026, Neurocrine issued a press release announcing the expiration and results of the Offer and the consummation of the Merger. The press release is attached as Exhibit (a)(5)(H) hereto and is incorporated herein by reference.”

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(5)(H)*	Press Release issued by Neurocrine, dated May 18, 2026.

*	Filed herewith.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 18, 2026

SIGMA MERGER SUB, INC.

By:	/s/ Darin M. Lippoldt
Name:	Darin M. Lippoldt
Title:	Secretary

NEUROCRINE BIOSCIENCES, INC.

By:	/s/ Darin M. Lippoldt
Name:	Darin M. Lippoldt
Title:	Chief Legal Officer